UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: June 27, 2024

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)
June 27, 2024
To All Shareholders
Toru Nakashima
Director President
Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 22nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 22nd Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:

1.  Business Report, Consolidated Financial Statements for the 22nd Fiscal Year (from April 1, 2023 to March 31, 2024) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee

The contents of the above were duly reported.
2. Non-Consolidated Financial Statements for the 22nd Fiscal Year (from April 1, 2023 to March 31, 2024)
The contents of the above were duly reported.

Proposals resolved:
Company Proposals
Proposal No. 1: Appropriation of Surplus

The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥135 per share of Common Stock (¥270 per share of Common Stock for the annualized dividend).

Proposal No. 2: Partial Amendments to the Articles of Incorporation

The matter was approved as originally proposed. At the Board of Directors meeting held on May 15, 2024, it was resolved that each share of common stock will be split into 3 shares per share with September 30, 2024 as the record date for the stock split, and October 1, 2024, as the date on which the stock split takes effect.

Since the total number of authorized shares and the total number of authorized shares of common stock need to be increased in line with the ratio of the split of common stock, the amendments to the Articles of Incorporation shall become effective on October 1, 2024.

Proposal No. 3: Election of Thirteen Directors

The matter was approved as originally proposed. Messrs. and Mses. Takeshi Kunibe, Teiko Kudo, Fumihiko Ito, Toshihiro Isshiki, Yoshiyuki Gono, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II and Jenifer Rogers were reelected as Directors.

Messrs. Toru Nakashima and Sonosuke Kadonaga were newly elected as Directors.

Messrs. and Mses. Shozo Yamazaki, Sonosuke Kadonaga, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers are Outside Directors.

Shareholder Proposal
Proposal No. 4: Partial Amendments to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities) The matter was disapproved.
Proposal No. 5: Partial Amendments to the Articles of Incorporation (Assessment of customers’ climate change transition plans) The matter was disapproved.